New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

October 3, 2013

Re:	Qunar Cayman Islands Limited
Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Mr. Robert Babula
Mr. Andrew Mew
Mr. Dietrich King
Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Amendment”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). This Amendment has been marked to show changes made to the registration statement filed with the Commission on September 30, 2013, which are primarily relating to a business cooperation framework agreement entered into between the Company and its controlling shareholder, Baidu, Inc. on October 1, 2013.

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361 (liang.tao@davispolk.com).

Thank you for your time and attention.

Yours sincerely, /s/ Li He

Securities and Exchange Commission	2	October 3, 2013

Li He

cc:

Mr. Chenchao (CC) Zhuang, Chief Executive Officer

Mr. Sam Hanhui Sun, Chief Financial Officer

Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner

Simpson Thacher & Bartlett LLP